SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

 Under the Securities Exchange Act of 1934

PRIMERICA, INC.

 (Name of Issuer)

Common Stock, par value $0.01 per share

 (Title of Class of Securities)

74164M 108

 (CUSIP Number)

SCOTT A. ARENARE, ESQ.

 WARBURG PINCUS LLC

 450 LEXINGTON AVENUE

 NEW YORK, NY 10017

 (212) 878-0600

(Name, Address and Telephone Number of Person

 Authorized to Receive Notices of Communication)

Copy to:

     DAVID K. LAM, ESQ.

 WACHTELL, LIPTON, ROSEN & KATZ

 51 WEST 52ND STREET

 NEW YORK, NY 10019

 (212) 403-1000

November 15, 2011

 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74164M 10 8

1	Names of Reporting Persons Warburg Pincus Private Equity X, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0849130
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) [x]
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power –0–
8 Shared Voting Power 28,613,465†‡¶
9 Sole Dispositive Power –0–
10 Shared Dispositive Power 20,515,550†‡

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,515,550†‡¶
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[x]
13	Percent of Class Represented by Amount in Row (11) 29.7%*
14	Type of Reporting Person PN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡ Includes warrants currently exercisable for 4,103,110 shares of common stock, par value $0.01 per share (the “Common Stock”) of Primerica, Inc. (“Primerica”).

¶ The Warburg Pincus Reporting Persons (as defined in this Amendment) may be deemed to have shared power to vote 8,097,915 shares of Common Stock held by Citigroup Inc. and its affiliates (collectively “Citi”) as a result of the voting covenants contained in the Securities Purchase Agreement (further described in Item 4 of the Initial Statement) among WP X (as defined in this Amendment), Citigroup Insurance Holding Corporation (“CIHC”) and Primerica.  The Warburg Pincus Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock owned by Citi.

CUSIP No. 74164M 10 8

* The Warburg Pincus Reporting Persons may be deemed to have shared power to vote 41.5% of the outstanding shares of Common Stock, including the 8,097,915 shares of Common Stock held by Citi, which constitute approximately 12.5% of the outstanding shares of Common Stock, as discussed in detail in Item 5 of this Amendment.  Calculation based on the total number of shares of Common Stock outstanding (based on 73,797,103 shares as disclosed in Primerica’s most recent Quarterly Report on Form 10-Q, minus the 8,920,606 shares which are the subject of the Share Repurchase Agreement (as defined in Item 4 of this Amendment)), including, in the case of ownership by the Warburg Pincus  Reporting Persons, 4,103,110 shares underlying warrants.

1	Names of Reporting Persons Warburg Pincus X Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0869910
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) [x]
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power –0–
8 Shared Voting Power 28,613,465†‡¶
9 Sole Dispositive Power –0–
10 Shared Dispositive Power 20,515,550†‡

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,515,550†‡¶
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[x]
13	Percent of Class Represented by Amount in Row (11) 29.7%*
14	Type of Reporting Person PN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡ Includes warrants currently exercisable for 4,103,110 shares of Common Stock.

CUSIP No. 74164M 10 8

¶ The Warburg Pincus Reporting Persons may be deemed to have shared power to vote 8,097,915 shares of Common Stock held by Citi as a result of the voting covenants contained in the Securities Purchase Agreement (further described in Item 4 of the Initial Statement) among WP X, CIHC and Primerica.  The Warburg Pincus Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock owned by Citi.

* The Warburg Pincus Reporting Persons may be deemed to have shared power to vote 41.5% of the outstanding shares of Common Stock, including the 8,097,915 shares of Common Stock held by Citi, which constitute approximately 12.5% of the outstanding shares of Common Stock, as discussed in detail in Item 5 of this Amendment.  Calculation based on the total number of shares of Common Stock outstanding (based on 73,797,103 shares as disclosed in Primerica’s most recent Quarterly Report on Form 10-Q, minus the 8,920,606 shares which are the subject of the Share Repurchase Agreement), including, in the case of ownership by the Warburg Pincus Reporting Persons, 4,103,110 shares underlying warrants.

1	Names of Reporting Persons Warburg Pincus X, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0403670
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) [x]
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power –0–
8 Shared Voting Power 28,613,465†‡¶
9 Sole Dispositive Power –0–
10 Shared Dispositive Power 20,515,550†‡

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,515,550†‡¶
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[x]
13	Percent of Class Represented by Amount in Row (11) 29.7%*
14	Type of Reporting Person PN

CUSIP No. 74164M 10 8

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡ Includes warrants currently exercisable for 4,103,110 shares of Common Stock.

¶ The Warburg Pincus Reporting Persons may be deemed to have shared power to vote 8,097,915 shares of Common Stock held by Citi as a result of the voting covenants contained in the Securities Purchase Agreement (further described in Item 4 of the Initial Statement) among WP X, CIHC and Primerica.  The Warburg Pincus Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock owned by Citi.

* The Warburg Pincus Reporting Persons may be deemed to have shared power to vote 41.5% of the outstanding shares of Common Stock, including the 8,097,915 shares of Common Stock held by Citi, which constitute approximately 12.5% of the outstanding shares of Common Stock, as discussed in detail in Item 5 of this Amendment.  Calculation based on the total number of shares of Common Stock outstanding (based on 73,797,103 shares as disclosed in Primerica’s most recent Quarterly Report on Form 10-Q, minus the 8,920,606 shares which are the subject of the Share Repurchase Agreement), including, in the case of ownership by the Warburg Pincus Reporting Persons, 4,103,110 shares underlying warrants.

CUSIP No. 74164M 10 8

1	Names of Reporting Persons Warburg Pincus X LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0403605
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) [x]
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power –0–
8 Shared Voting Power 28,613,465†‡¶
9 Sole Dispositive Power –0–
10 Shared Dispositive Power 20,515,550†‡

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,515,550†‡¶
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[x]
13	Percent of Class Represented by Amount in Row (11) 29.7%*
14	Type of Reporting Person OO

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡ Includes warrants currently exercisable for 4,103,110 shares of Common Stock.

¶ The Warburg Pincus Reporting Persons may be deemed to have shared power to vote 8,097,915 shares of Common Stock held by Citi as a result of the voting covenants contained in the Securities Purchase Agreement (further described in Item 4 of the Initial Statement) among WP X, CIHC and Primerica.  The Warburg Pincus Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock owned by Citi.

* The Warburg Pincus Reporting Persons may be deemed to have shared power to vote 41.5% of the outstanding shares of Common Stock, including the 8,097,915 shares of Common Stock held by Citi, which constitute approximately 12.5% of the outstanding shares of Common Stock, as discussed in detail in Item 5 of this Amendment.  Calculation based on the total number of shares of Common Stock outstanding (based on 73,797,103 shares as disclosed in Primerica’s most recent Quarterly Report on Form 10-Q, minus the 8,920,606 shares which are the subject of the Share Repurchase Agreement), including, in the case of ownership by the Warburg Pincus Reporting Persons, 4,103,110 shares underlying warrants.

CUSIP No. 74164M 10 8

1	Names of Reporting Persons Warburg Pincus Partners LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-4069737
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) [x]
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power –0–
8 Shared Voting Power 28,613,465†‡¶
9 Sole Dispositive Power –0–
10 Shared Dispositive Power 20,515,550†‡

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,515,550†‡¶
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[x]
13	Percent of Class Represented by Amount in Row (11) 29.7%*
14	Type of Reporting Person OO

CUSIP No. 74164M 10 8

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡ Includes warrants currently exercisable for 4,103,110 shares of Common Stock.

¶ The Warburg Pincus Reporting Persons may be deemed to have shared power to vote 8,097,915 shares of Common Stock held by Citi as a result of the voting covenants contained in the Securities Purchase Agreement (further described in Item 4 of the Initial Statement) among WP X, CIHC and Primerica.  The Warburg Pincus Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock owned by Citi.

* The Warburg Pincus Reporting Persons may be deemed to have shared power to vote 41.5% of the outstanding shares of Common Stock, including the 8,097,915 shares of Common Stock held by Citi, which constitute approximately 12.5% of the outstanding shares of Common Stock, as discussed in detail in Item 5 of this Amendment.  Calculation based on the total number of shares of Common Stock outstanding (based on 73,797,103 shares as disclosed in Primerica’s most recent Quarterly Report on Form 10-Q, minus the 8,920,606 shares which are the subject of the Share Repurchase Agreement), including, in the case of ownership by the Warburg Pincus Reporting Persons, 4,103,110 shares underlying warrants.

CUSIP No. 74164M 10 8

1	Names of Reporting Persons Warburg Pincus & Co. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-6358475
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) [x]
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power –0–
8 Shared Voting Power 28,613,465†‡¶
9 Sole Dispositive Power –0–
10 Shared Dispositive Power 20,515,550†‡

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,515,550†‡¶
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[x]
13	Percent of Class Represented by Amount in Row (11) 29.7%*
14	Type of Reporting Person PN

CUSIP No. 74164M 10 8

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡ Includes warrants currently exercisable for 4,103,110 shares of Common Stock.

¶ The Warburg Pincus Reporting Persons may be deemed to have shared power to vote 8,097,915 shares of Common Stock held by Citi as a result of the voting covenants contained in the Securities Purchase Agreement (further described in Item 4 of the Initial Statement) among WP X, CIHC and Primerica.  The Warburg Pincus Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock owned by Citi.

* The Warburg Pincus Reporting Persons may be deemed to have shared power to vote 41.5% of the outstanding shares of Common Stock, including the 8,097,915 shares of Common Stock held by Citi, which constitute approximately 12.5% of the outstanding shares of Common Stock, as discussed in detail in Item 5 of this Amendment.  Calculation based on the total number of shares of Common Stock outstanding (based on 73,797,103 shares as disclosed in Primerica’s most recent Quarterly Report on Form 10-Q, minus the 8,920,606 shares which are the subject of the Share Repurchase Agreement), including, in the case of ownership by the Warburg Pincus Reporting Persons, 4,103,110 shares underlying warrants.

CUSIP No. 74164M 10 8

1	Names of Reporting Persons Warburg Pincus LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-3536050
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) [x]
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power –0–
8 Shared Voting Power 28,613,465†‡¶
9 Sole Dispositive Power –0–
10 Shared Dispositive Power 20,515,550†‡

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,515,550†‡¶
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[x]
13	Percent of Class Represented by Amount in Row (11) 29.7%*
14	Type of Reporting Person OO

CUSIP No. 74164M 10 8

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡ Includes warrants currently exercisable for 4,103,110 shares of Common Stock.

¶ The Warburg Pincus Reporting Persons may be deemed to have shared power to vote 8,097,915 shares of Common Stock held by Citi as a result of the voting covenants contained in the Securities Purchase Agreement (further described in Item 4 of the Initial Statement) among WP X, CIHC and Primerica.  The Warburg Pincus Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock owned by Citi.

* The Warburg Pincus Reporting Persons may be deemed to have shared power to vote 41.5% of the outstanding shares of Common Stock, including the 8,097,915 shares of Common Stock held by Citi, which constitute approximately 12.5% of the outstanding shares of Common Stock, as discussed in detail in Item 5 of this Amendment.  Calculation based on the total number of shares of Common Stock outstanding (based on 73,797,103 shares as disclosed in Primerica’s most recent Quarterly Report on Form 10-Q, minus the 8,920,606 shares which are the subject of the Share Repurchase Agreement), including, in the case of ownership by the Warburg Pincus Reporting Persons, 4,103,110 shares underlying warrants.

CUSIP No. 74164M 10 8

1	Names of Reporting Persons Charles R. Kaye S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) [x]
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power –0–
8 Shared Voting Power 28,613,465†‡¶
9 Sole Dispositive Power –0–
10 Shared Dispositive Power 20,515,550†‡

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,515,550†‡¶
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[x]
13	Percent of Class Represented by Amount in Row (11) 29.7%*
14	Type of Reporting Person IN

CUSIP No. 74164M 10 8

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡ Includes warrants currently exercisable for 4,103,110 shares of Common Stock.

¶ The Warburg Pincus Reporting Persons may be deemed to have shared power to vote 8,097,915 shares of Common Stock held by Citi as a result of the voting covenants contained in the Securities Purchase Agreement (further described in Item 4 of the Initial Statement) among WP X, CIHC and Primerica.  The Warburg Pincus Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock owned by Citi.

* The Warburg Pincus Reporting Persons may be deemed to have shared power to vote 41.5% of the outstanding shares of Common Stock, including the 8,097,915 shares of Common Stock held by Citi, which constitute approximately 12.5% of the outstanding shares of Common Stock, as discussed in detail in Item 5 of this Amendment.  Calculation based on the total number of shares of Common Stock outstanding (based on 73,797,103 shares as disclosed in Primerica’s most recent Quarterly Report on Form 10-Q, minus the 8,920,606 shares which are the subject of the Share Repurchase Agreement), including, in the case of ownership by the Warburg Pincus Reporting Persons, 4,103,110 shares underlying warrants.

CUSIP No. 74164M 10 8

1	Names of Reporting Persons Joseph P. Landy S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) [x]
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power –0–
8 Shared Voting Power 28,613,465†‡¶
9 Sole Dispositive Power –0–
10 Shared Dispositive Power 20,515,550†‡

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,515,550†‡¶
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[x]
13	Percent of Class Represented by Amount in Row (11) 29.7%*
14	Type of Reporting Person IN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡ Includes warrants currently exercisable for 4,103,110 shares of Common Stock.

¶ The Warburg Pincus Reporting Persons may be deemed to have shared power to vote 8,097,915 shares of Common Stock held by Citi as a result of the voting covenants contained in the Securities Purchase Agreement (further described in Item 4 of the Initial Statement) among WP X, CIHC and Primerica.  The Warburg Pincus Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock owned by Citi.

* The Warburg Pincus Reporting Persons may be deemed to have shared power to vote 41.5% of the outstanding shares of Common Stock, including the 8,097,915 shares of Common Stock held by Citi, which constitute approximately 12.5% of the outstanding shares of Common Stock, as discussed in detail in Item 5 of this Amendment.  Calculation based on the total number of shares of Common Stock outstanding (based on 73,797,103 shares as disclosed in Primerica’s most recent Quarterly Report on Form 10-Q, minus the 8,920,606 shares which are the subject of the Share Repurchase Agreement), including, in the case of ownership by the Warburg Pincus Reporting Persons, 4,103,110 shares underlying warrants.

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D (the “Initial Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 21, 2010 , as amended by Amendment No. 1 (“Amendment No. 1”), filed with the SEC on April 21, 2011 (as amended, the “Statement”), and is being filed on behalf of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (together with Warburg Pincus X Partners, L.P., an affiliated Delaware limited partnership, “WP X”), Warburg Pincus X, L.P., a Delaware limited partnership and the general partner of WP X (“WP X LP”), Warburg Pincus X LLC, a Delaware limited liability company and the general partner of WP X LP (“WP X LLC”), Warburg Pincus Partners LLC, a New York limited liability company and the sole member of WP X LLC (“WP Partners”), Warburg Pincus & Co., a New York general partnership and the managing member of WP Partners (“WP”), Warburg Pincus LLC, a New York limited liability company that manages WP X (“WP LLC”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Managing Member and Co-President of WP LLC, who may be deemed to control WP X, WP X LP, WP X LLC, WP Partners, WP and WP LLC.  Each of Messrs. Kaye and Landy, WP X, WP X LP, WP X LLC, WP Partners, WP and WP LLC (each of the foregoing, a “Reporting Person,” and collectively, the “Warburg Pincus Reporting Persons”) disclaims beneficial ownership of the shares of Common Stock except to the extent of any pecuniary interest therein.

Information in respect of each Warburg Pincus Reporting Person is given solely by such Warburg Pincus Reporting Person, and no Warburg Pincus Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Warburg Pincus Reporting Person.  Except as otherwise described herein, the information contained in the Statement remains in effect, and, unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement.

Item 2. Identity and Background

The response set forth in Item 2 of the Statement is hereby amended by replacing the third paragraph of Item 2(a) with the following paragraph:

As of the date hereof, the Warburg Pincus Reporting Persons and the Citigroup Parties (as defined in the Initial Statement) beneficially own in the aggregate approximately 41.5% of the outstanding shares of Common Stock.  It is the understanding of the Warburg Pincus Reporting Persons that the Citigroup Parties will make separate filings pursuant to the Exchange Act to report their beneficial ownership.

Item 4. Purpose of the Transaction

The response set forth in Item 4 of the Statement is hereby amended by adding the following after the last paragraph of Item 4:

On November 1, 2011, CIHC and Primerica entered into a share repurchase agreement (the “Share Repurchase Agreement”), pursuant to which CIHC agreed to sell 8,920,606 shares of Common Stock to Primerica at a purchase price of $22.42 per share, resulting in a total purchase price of $199,999,986.52.  Based on information provided to the Warburg Pincus Reporting Persons by the Citigroup Parties, the transaction contemplated by the Share Repurchase Agreement closed on November 15, 2011.

Based on information provided to the Warburg Pincus Reporting Persons by the Citigroup Parties, Citigroup Inc. beneficially owns 16,373 shares of Common Stock through certain of its subsidiaries other than CIHC.

Item 5. Interest in Securities of the Issuer

The response set forth in Item 5 of the Statement is hereby amended by replacing the second paragraph of Item 5(a) with the following paragraph:

As a result of the voting covenants included in the Securities Purchase Agreement (as defined in the Initial Statement), the Warburg Pincus Reporting Persons may be deemed to have the power to vote 8,097,915 shares of Common Stock beneficially owned by the Citigroup Parties for the election of directors nominated by WP X.  Thus, for the purposes of Rule 13d-3 promulgated under the Exchange Act, the Warburg Pincus Reporting Persons may be deemed to be the beneficial owners of an aggregate of 28,613,465 shares of Common Stock. The Warburg Pincus Reporting Persons are not entitled to any rights as a stockholder of Primerica with respect to the shares of Common Stock beneficially owned by Citi except as expressly set forth in the Securities Purchase Agreement, and expressly disclaim all beneficial ownership of such shares.

(c)    The Warburg Pincus Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2011

WARBURG PINCUS PRIVATE EQUITY X, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

By: _/s/Scott A. Arenare_____________
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X PARTNERS, L.P.
By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

By: _/s/Scott A. Arenare_____________
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X, L.P.
By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

By: _/s/Scott A. Arenare_____________
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X LLC
By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

By: _/s/Scott A. Arenare_____________
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS PARTNERS LLC
By: Warburg Pincus & Co., its managing member

By: _/s/Scott A. Arenare_____________
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS & CO.

By: _/s/Scott A. Arenare_____________
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS LLC

By: _/s/Scott A. Arenare_____________
Name: Scott A. Arenare
Title: Managing Director

CHARLES R. KAYE

By: _/s/Scott A. Arenare_____________
Scott A. Arenare, Attorney-in-fact*

JOSEPH P. LANDY

By: _/s/Scott A. Arenare_____________
Scott A. Arenare, Attorney-in-fact**

*

Power of Attorney given by Mr. Kaye was previously filed with the United States Securities and Exchange Commission (the “SEC”) on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

**	Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.